VIA EDGAR
April 18, 2017
Jan Woo
Legal Branch Chief
Office of Information Technologies and Services
Securities and Exchange Commission
100 F Street, N.E., Mailstop 4631
Washington, D.C. 20549

> **RE: Longfin Corp.**
> **Offering Statement on Form 1-A**
> **Filed March 13, 2017**
> **File No. 024-10684**

Dear Mrs. Woo,

On behalf of Longfin Corp., (the "Company") we hereby transmit via EDGAR for filing with the Securities and Exchange Commission (the "Commission") Pre-qualification Amendment No. 1 ("Amendment No. 1") to the above-referenced Form 1-A. The Form 1-A has been revised in response to the comments of the staff of the Commission (the "Staff") and to reflect certain other changes. For the convenience of the Staff, we are providing a copy of this letter and Amendment No. 1 via EDGAR to reflect changes to the Form 1-A filed on March 13, 2017.

In addition, we are providing the following responses to your comment letter, dated April 7, 2017, regarding the Form 1-A. To assist your review, we have retyped the text of the Staff's comments in bold and italics as well as our responses below. The responses and information described below are based upon information provided to us by the Company.

> *1. Please provide us with an analysis that supports your belief that your principal place of business is in the United States or Canada, such that the company is eligible to file this offering statement. In this regard, it appears that you currently do not have operations in the United States or Canada and it is unclear whether your officers and directors reside in the United States or Canada. Additionally, we note that Stampede Tradex Pte. Ltd., which will be your wholly-owned subsidiary at the time of the offering, is incorporated in Singapore and operates in the Asia Pacific region. See Securities Act Rule 251(b)(1) and, for additional guidance, consider Question 182.03 of our Securities Act Rules Compliance and Disclosure Interpretations, available on our website at https://www.sec.gov/divisions/corpfin/guidance/securitiesactrules-interps.htm.*

Response:

We understand that the staff was unclear about Longfin's operation jurisdiction due to us including the predecessor company's (Stampede) directors/officers in our filing. Since inception the Director & Chief Executive Officer Mr. Venkata S Meenavalli, and Mr. Yogesh Patel, which he is a U.S. Citizen and resides in the state of ***PII DO NOT DISSEMINATE*** Home phone number ***PII DO NOT DISSEMINATE***' are primarily in direct control and coordinate Longfin's activities from its office situated in the state in New Jersey. Initially, we have included the officers/directors of both companies under item (9. Directors, Executive Officers and Significant Employees), in the filed Form 1-A dated March 13th, 2017. In the current amendment we have separated Longfin's Directors/officers from its predecessor company under (9.DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES) page 51 to 53.

Longfin to be eligible for the Regulation A exemption, an issuer's "principal place of business" must be within the United States or Canada. An issuer will be considered to have its principal place of business in the United States or Canada for the purposes of determining eligibility under Rule 251(b) if its officers, partners or managers primarily direct, control and coordinate the issuer's activities from the United States or Canada, even if the issuer's business primarily involves operations outside the United States or Canada.

An issuer will be considered to have its "principal place of business" in the United States or Canada for purposes of determining eligibility to use Regulation A+ if its officers, partners or managers primarily direct, control and coordinate the issuer's activities from the United States or Canada.

The issuer, Longfin is an independent newly organized business entity in the State of Delaware, USA and its principal place of business is in the state of New Jersey, and since the establishment of Longfin the Director & Chief Executive Officer Mr. Venkata S Meenavalli and the director /Global Head Executive Officer Mr. Yogesh Patel, principle place of business is in the state of New Jersey, and they are in direct control and coordination of Longfin's activities from the said location, for the purposes of determining eligibility to use Reg A+ exemption, officers, partners or managers primarily direct, control and coordinate the issuer's activities from the United States or Canada which is the case with Longfin since inception, regardless of whether or not the issuer's business primarily involves operations outside the United states or Canada. However, Longfin operation is in the United States as Fintech Company, and looking to expand its market footprint in North America as a whole from its New Jersey location.

Your note that Stampede Tradex Pte. Ltd., which will be our wholly-owned subsidiary at the time of the offering, is incorporated in Singapore and operates in the Asia Pacific region, and your reference to Act Rule 251(b)(1) and, for additional guidance, consider Question 182.03 of our Securities Act Rules Compliance and Disclosure Interpretations:

> **"Question 182.03**
>
> **Question: Would a company with headquarters that are located within the United States or Canada, but whose business primarily involves managing operations that are located outside those countries be considered to have its "principal place of business" within the United States or Canada for purposes of determining issuer eligibility under Regulation A?**
>
> **Answer: Yes, an issuer will be considered to have its "principal place of business" in the United States or Canada for purposes of determining issuer eligibility under Rule 251(b) of Regulation A if its officers, partners, or managers primarily direct, control and coordinate the issuer's activities from the United States or Canada. [June 23, 2015]"**

According to the Rule 251(b)(1) and question 182.03 answer referenced above, Longfin is eligible for Reg A+ exemption, since its Chairman/director and executive officers primarily direct, control and coordinate the Longfin's activities from the United States, regardless of the foreign wholly-owned subsidiary location. Stampede Tradex Pte. Ltd., which will be our wholly owned subsidiary in Singapore, will continue to expand in Asia-Pacific region and Longfin is and will further expand in United States of America, North America, South America, Europe, Africa and United Kingdom as stated in Item 1 page 3 of the Offering Statement (SUMMARY OF INFORMATION IN OFFERING CIRCULAR).

2. In response to Part I, Item 4 of your offering statement, you indicate that you do not intend to offer securities on a continuous basis pursuant to Securities Act Rule 251(d)(3). However, on your offering circular cover page you disclose that this offering may continue for up to one year from the qualification date. In light of the potential duration

of this offering, please revise to clarify that you will be conducting a continuous offering pursuant to Rule 251(d)(3)(i)(F) or advise. Additionally, we note your disclosure that sales will begin two days after qualification. Please further note that if you are conducting a continuous offering pursuant to Rule 251(d)(3)(i)(F), the offering must commence within two calendar days of the qualification date.

Response:

Part I, Item 4. Has been amended and revised.

The disclosure that the offering will begin two days after qualification is amended to state 'the offering will commence two calendar days post qualification date and it will be a continuous offering pursuant to Rule 251(d)(3)(i)(F)." See page 1.

3. We note your disclosure that Longfin along with Stampede and together with subsidiaries have been in the electronic trading and market making business for approximately 8 years. Please revise to clarify whether your business operations involve activities relating to securities, as defined in Section 2(a)(1) of the Securities Act, or commodities or both and if so, what those securities activities are.

Response:

We have amended and revised throughout.

Longfin business operations does not involve activities relating to securities, as defined in Section 2(a)(1) of the Securities Act, or commodities in the United States.

"The Section 2(a)(1) of the Securities Act:

SEC. 2. (a) DEFINITIONS.—When used in this title, unless the context otherwise requires—
(1) The term "security" means any note, stock, treasury stock, security future, security-based swap, bond, debenture, evidence of indebtedness, certificate of interest or participation in any profit-sharing agreement, collateral-trust certificate, preorganization certificate or subscription, transferable share, investment contract, voting-trust certificate, certificate of deposit for a security, fractional undivided interest in oil, gas, or other mineral rights, any put, call, straddle, option, or privilege on any security, certificate of deposit, or group or index of securities (including any interest therein or based on the value thereof), or any put, call, straddle, option, or privilege entered into on a national securities exchange relating to foreign currency,
or, in general, any interest or instrument commonly known as a "security", or any certificate of interest or participation in, temporary or interim certificate for, receipt for, guarantee of, or warrant or right to subscribe to or purchase, any of the foregoing."

LongFin is primarily a technology company provide technology solutions for finance houses, exchanges and trading platforms around the world specializing in ART (Alternative Risk Transfer) using global electronic markets. We provide Global Market Makers the technology solutions, to all the major global Exchanges, global Banks and global Commodity Trading Houses across the Globe dealing in FX, FX derivatives and commodities.

4. Please revise to disclose the material terms of your share exchange agreement with Stampede, including any consideration to be paid. Clarify the timing of the transaction and your statement that the transaction will occur post-qualification but before the offering. Explain how the timing will be impacted by the requirement that the offering must commence within two calendar days of the qualification date. Disclose whether the share exchange is contingent on the qualification of this offering statement. Finally, tell us the exemption from registration under the U.S. federal securities laws that you intend to rely on to effect this transaction.

Response:

We have amended and revised under (6. Description of Business, page 19 "Key terms of Share Swap agreement between LongFin and Stampede is as below" and throughout to disclose the material terms of LongFin share exchange agreement with Stampede, including any consideration to be paid (No cash payment will be made to shareholders of Stampede from the offering). We have amended and revised to disclose that the share exchange is contingent on the qualification of this offering statement. See page 21.

Post qualification the share swap will be effected immediately and prior to offering (i.e. within 2 calendar days of the qualification) and this timing will not impact the two calendar day requirement according to the rules.

The exemption from registration under the U.S. federal securities laws that we intend to rely on to effect this transaction is § 230.152 Definition of "transactions by an issuer not involving any public offering" in section 4(2), - an issuer not involved in any public offering. The phrase transactions by an issuer not involving any public offering in section 4(a)(2), and

Cross-Border Tender and Exchange Offers, Business Combinations and Rights Offerings,
17 CFR Parts 200, 230, 239, 240, 249 and 260
Release Nos. 33-7759, 34-42054; 39-2378, International Series Release No. 1208
File No. S7-29-98
RIN: 3235-AD97

It was adopted by the commission on January 24, 2000.

5. Please revise disclosure throughout your offering circular to clarify when you are referring to the business operations of Stampede and when you are referring to your own business operations. In this regard, in certain locations where you state you are discussing Longfin's business operations, it appears you may in fact be referencing the business operations of Stampede. Please clarify whether you are referring to Longfin or Stampede in the following disclosures, as well other similar disclosures throughout your offering circular:

- In your MD&A section, you provide a list of Longfin's milestones by year. However, many of these milestones predate Longfin's date of inception and appear to relate to milestones of Stampede.

- In your MD&A section, you note that Longfin and its affiliate, Stampede, have entered into agreements with certain exchanges. Please clarify whether Longfin is a party to these agreements and tell us what consideration you have given to filing these agreements pursuant to Item 17(6) of Form 1-A.

- In your directors, executive officers and significant employees section, you state that you currently have 20 persons working on behalf of the company.

Response:

We have amended and revised throughout.

6. As a related matter, it appears that Stampede Capital, your controlling shareholder and a publicly listed company in India, offers products and services similar to those that you and Stampede offer. Please revise to briefly describe your relationship with Stampede Capital and clarify whether you own your solutions and the underlying technologies or whether you license them from a Stampede Capital, Stampede or another third party.

Response:

We have amended and revised to clarify & to describe our relationship with Stampede Capital and our ownership of the underlying technology. See page 19 under item "6. Description of the Business"

Stampede the predecessor company has the ownership and license rights of all the hardware and proprietary software for technology solutions, electronic trading and market making. Stampede licenses its technology solutions to SCL ("Stampede Capital Limited").

Plan of Distribution and Selling Security Holders

7. We note that you will use your platform and third party platforms to provide notification of the offering. Please revise to identify these platforms and/or websites on which you will provide information about your offering.

<u>Response</u>:

We have amended and revised under the Plan of Distribution page 17 to state that we will be using our website as platform to provide the information about our offering post qualification at <u>www.longfincorp.com</u>, and we may engage some third party platforms if needed.

Management's Discussion and Analysis of Financial Conditions and Results of Operations

Operating Results

8. Please further describe the nature of the transactions underlying Longfin's revenues and operating expenses in the period ended February 28, 2017. Additionally, clarify whether these were related party transaction.

<u>Response</u>:

Amended and revised, please see page 39.

The transactions underlying Longfin's revenues and operating expenses in the period ended February 28, 2017 as follow:

Revenue income is towards the Technology solutions/ services provided to a United Kingdom based company for USD 298,786 on the hourly usage of various Longfin technology services for the month of 28 February 2017 at the agreed rates.

Operating expense of approximately USD 293,000, includes approximately USD 12,000 towards the general and administrative expenses & approximately USD 281,000 is towards the Data Feed services taken from Meridian Tech HK Limited. Meridian Tech HK Limited is a related party to Longfin (being the Controlling Shareholders for both the companies are same, Mr Venkata Srinivas Meenavalli).

Directors, Executive Officers and Significant Employees

9. Please clarify whether the individuals identified as your executive officers currently serve as executive officers of Longfin. Additionally, disclose whether you have entered into employment agreements with these individuals, and if so, what consideration you have given to filing any such agreement. Consider Item 17(6)(c) of Form 1-A. Lastly, it is unclear which of your executive officers also serve on your board of directors or if you have any non-executive officer directors. Please revise to clarify the size of and members of your board of directors.

<u>Response</u>:

Currently the number of board of directors/officers are two, Mr. Venkata S Meenavalli and Mr. Yogesh Patel, and there are no employment agreement entered at this stage with those individuals, please see item "9. DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES" page number 52.

Security Ownership of Management and Certain Security Holders

10. You currently disclose security ownership pre-share exchange and pre-offering. Please revise to also disclose the beneficial ownership of your officers, directors and greater than ten percent security holders following the closing of the share exchange.

Response:

We have amended and revised. Please see item "
    12. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS" page 57.

Interest of Management and Others in Certain Transactions

> *11. Note 7 to your financial statements and note 9 to Stampede's financial statements discuss several related party transactions. With respect to these transactions, please tell us what consideration you have given to disclosing information responsive to Item 13 of Form 1-A here.*

Response:

> We have amended and revised. Please see item "12. INTEREST OF MANAGEMENT AND OTHERS IN CERTAIN TRANSACTIONS" page 57.

> **Financial Statements**

> *12. Revise to include pro forma information as described in Rule 8-05 of Regulation S-X showing the effects of the share exchange agreement with Stampede Tradex Pte. Ltd. Refer to paragraph (b)(7)(iv) of Part F/S of Form 1-A.*

Response:

> To provide "Pro Forma Financial Information" Rule 805 doesn't apply. Stampede Tradex Pte. Ltd is a predecessor company, and after reviewing of the ASC 805 Business Combination and 804. We determined that the acquisition of Stampede Tradex Pte. Ltd. is considered a regular merger rather than a reverse merger; this is not a reverse acquisition from neither legal nor an accounting standpoint. Longfin is a standalone company with significant operation and revenue since inception, and we have satisfied the requirement under Rule 805 business combinations.

Signatures

> *13. We note that you and your principal executive officer have signed the offering statement. Form 1-A states that the offering statement also must be signed by the issuer's principal financial officer, principal accounting officer and a majority of its board of directors. Please revise to also provide these signatures or advise.*

Response:

> We have amended and revised.

Please do not hesitate to call me at (201) 281-2211 with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

6

/s/ Andy Altahawi

Adamson Brothers